EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT
At December 31, 2015, consolidated, directly or indirectly wholly-owned Significant Subsidiaries of Blount International, Inc. were deemed as follows:

NAME OF SUBSIDIARY	PLACE OF INCORPORATION/ORGANIZATION
BI Holdings, C.V.	Netherlands
Blount, Inc.	Delaware
Blount Canada Ltd.	Canada
Blount Europe, S.A.	Belgium
Blount GmbH	Germany
Blount Holdings France S.A.S.	France
Blount Holdings Ltd.	Canada
Blount Industrial Ltda.	Brazil
Blount Industries Company Ltd.	China
Blount Netherlands B.V.	Netherlands
Blount Civray	France
SP Companies, Inc.	Delaware
SpeeCo, Inc.	Delaware
Woods Equipment Company	Delaware
The names of certain subsidiaries have been omitted because when considered in the aggregate or as a single subsidiary they would not constitute a “Significant Subsidiary” as of December 31, 2015.